Exhibit 99.7

Looking for Hidden Corruption? NICE Actimize Launches Specialized
Anti-Bribery & Corruption Solution to Monitor Corporate Financial Systems

Actimize ABC analyzes payment processes and behaviors across an organization and its supply chain

Hoboken, NJ – May 24, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry, is launching a new corporate anti-bribery and corruption (ABC) solution designed to provide ongoing monitoring of procurement, payments, travel, and expense data within organizations. Initial focus for the solution will be on financial services organizations and extractives industries including oil, gas, and mining, with other verticals to follow.

Based on extensive experience in transactional analytics, the NICE Actimize ABC solution analyzes transactions and behaviors across the organization and the supply chain in the cloud, for a real-time, up-to-date view of bribery and corruption risk that can be segmented by business, geographic, vendor and customer lines. A newly launched, specialized group within NICE Actimize will focus on anti-corruption & bribery practice offerings.

NICE Actimize ABC also offers improved Foreign Corrupt Practices Act (FCPA) analytics for travel and expense screening, providing more detailed analysis surrounding traditional gifts and entertainment expenditures.

"Investigation and enforcement against corporate bribery and corruption has become increasingly important to regulators, as well as to corporate directors and boards, around the world," said Joe Friscia, President, NICE Actimize. "Using artificial intelligence and automation technologies, we are enabling companies to monitor their organization to uncover hidden bribes and proceeds of corruption, while reducing risk and identifying these schemes faster and more efficiently than ever before."

Automating many of the manual forensic auditing functions that firms typically depend upon to uncover these schemes, Actimize ABC offers the ability to monitor these on a daily, weekly, or monthly basis to help identify risks sooner – months to even years before they are uncovered by a firm's audit or whistleblowing functions.

By working with finance and auditing departments, the solution allows these groups to focus more closely on remediating problems rather than simply identifying them. Further, the solution has developed a "market first" portfolio of analytics that aids organization's identification of bribery and corruption risk in procurement, order to cash, compensation, and other financial areas within a firm.

Resources:
•	A video and product information on NICE Actimize's Anti-Bribery & Corruption solution are available here.
•	On Twitter, follow hashtags #ActimizeABC, #Anti-bribery and #Corruption.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.